# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OceanPal Inc., CIK 0001869467
CUSIP: Y6430L202
Title of class of securities: Common Shares, par value $0.01 per share
Address of issuer's principal executive offices: Steamship Shipbroking Enterprises Inc., Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Date of event which requires filing of this statement: 09/04/2025
Amends the filing with accession number 0001104659-23-104561
Filed by CIK 0001308557
Persons authorized to receive notices and communications: Kleanthis Costa Spathias, c/o Levante Services Limited, Leoforos Evagorou 31, 2nd Fl., Office 21, Nicosia, Cyprus (G4), 1066, 30 210 8090429; Richard Brand, Kiran Kadekar, White & Case LLP, 1221 Avenue of the Americas, New York, New York (NY), 10022, (212) 819-8200

## Reporting persons
- Sphinx Investment Corp. (CIK 0001990966): type of reporting person: corporation (CO); citizenship or place of organization: Marshall Islands (1T); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
  Comment: All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou. Based on 6,696,102 shares stated by the Issuer as expected to be outstanding following the reverse stock split disclosed in the Issuer's Report on Form 6-K, filed with the SEC on August 21, 2025.
- Maryport Navigation Corp.: type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
  Comment: All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou. Based on 6,696,102 shares stated by the Issuer as expected to be outstanding following the reverse stock split disclosed in the Issuer's Report on Form 6-K, filed with the SEC on August 21, 2025.
- Economou George (CIK 0001308557): type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4; sole dispositive power 0; shared dispositive power 4; aggregate amount beneficially owned 4 (0% of the class)
  Comment: All reported Common Shares are held by Sphinx Investment Corp. Sphinx Investment Corp. is a wholly-owned subsidiary of Maryport Navigation Corp., which is a Liberian company controlled by Mr. Economou. Based on 6,696,102 shares stated by the Issuer as expected to be outstanding following the reverse stock split disclosed in the Issuer's Report on Form 6-K, filed with the SEC on August 21, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.01 per share
Name of issuer: OceanPal Inc.
Address of issuer's principal executive offices: Steamship Shipbroking Enterprises Inc., Pendelis 26, Palaio Faliro, Athens, Greece (J3), 175 64
Comment:
This Amendment No. 13 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D filed on September 28, 2023, as amended and supplemented by Amendment No. 1 to Schedule 13D on October 4, 2023, Amendment No. 2 to Schedule 13D on October 6, 2023, Amendment No. 3 to Schedule 13D on October 18, 2023, Amendment No. 4 on November 6, 2023, Amendment No. 5 on December 5, 2023, Amendment No. 6 on December 15, 2023, Amendment No. 7 on January 5, 2024, Amendment No. 8 on January 23, 2024, Amendment No. 9 on February 26, 2024, Amendment No. 10 on March 15, 2024, Amendment No. 11 on April 26, 2024 and Amendment No. 12 on May 15, 2024 (the "Initial 13D", and the Initial 13D as further amended and supplemented by this Amendment, the "Schedule 13D") by the Reporting Persons, relating to the common shares, par value $0.01 per share (the "Common Shares"), of OceanPal Inc., a corporation formed under the laws of the Republic of the Marshall Islands (the "Issuer"). Capitalized terms not defined in this Amendment shall have the meanings ascribed to them in the Initial 13D.

As set forth below, as a result of the transactions described herein, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the Common Shares of the Issuer. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 4. Purpose of Transaction
Purpose of transaction: As a result of (i) the issuance by the Issuer of a significant number of additional shares of Common Stock in connection with a July 22, 2025 Common Stock and warrant offering and (ii) the effectuation by the Issuer of a 1:25 reverse stock split on or about August 25, 2025, among other things, the percentage of shares of Common Stock beneficially owned by the Reporting Persons decreased below 5% and the 1,050,505 shares of Common Stock beneficially owned by the Reporting persons prior to the reverse stock split was transformed into 42,020 shares of Common Stock. On September 4, 2025, the Reporting Persons disposed of 42,016 of such shares of Common Stock on the open market.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Initial 13D is hereby amended and restated as set forth below:

"The Reporting Persons each may be deemed to beneficially own all of the 4 Common Shares (the "Subject Shares") reported herein, which represent approximately 0.0% of Issuer's outstanding Common Shares, based on the 6,696,102 shares stated by the Issuer as expected to be outstanding following the reverse stock split disclosed in the Issuer's Report on Form 6-K, filed with the SEC on August 21, 2025.
Sphinx has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 4 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 4 Common Shares.

Maryport has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 4 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 4 Common Shares.

Mr. Economou has the sole power to vote or direct the vote of 0 Common Shares; has the shared power to vote or direct the vote of 4 Common Shares; has the sole power to dispose or direct the disposition of 0 Common Shares; and has the shared power to dispose or direct the disposition of 4 Common Shares."
Number of shares as to which each person has sole or shared power to vote or dispose: The response to (a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than as described herein or on Exhibit 99.2 (as amended and restated and filed herewith), which is incorporated herein by reference, no transactions of Common Shares were effected by the Reporting Persons during the past 60 days.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As a result of the transactions effected by the Issuer that are described in Item 4, on July 22, 2025, the Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Common Shares. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement, dated September 28, 2023, by and among the Reporting Persons.*

99.2 Trading Data

* Previously filed

## Signatures
- Sphinx Investment Corp.: /s/ Kleanthis Costa Spathias, By: Levante Services Limited, By: Kleanthis Costa Spathias, Director (09/08/2025)
- Maryport Navigation Corp.: /s/ Kleanthis Costa Spathias, By: Levante Services Limited, By: Kleanthis Costa Spathias, Director (09/08/2025)
- Economou George: /s/ George Economou, George Economou (09/08/2025)